BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                                       February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          ITT Corp.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,



                                   Damian P. Reitemeyer



Enclosures
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. 2)*

                     ITT Corporation
          _______________________________________
                      NAME OF ISSUER:
                Common Stock (No Par Value)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         450912100
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 11 Pages
CUSIP No. 450912100                  Page 2 of 11 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation, its wholly-owned subsidiary Bankers Trust Company, as Trustee for various trusts and employee benefit plans, and investment advisor, its wholly-owned subsidiary BT Holdings (New
  York) Inc. (BT Holdings New York) and its indirect wholly-owned subsidiaries BT Alex.Brown Incorporated
  (BT Alex.Brown) and Alex.Brown Capital Advisory and
  Trust Company (BT Alex.Brown Capital Advisory and
  Trust) 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

 Bankers Trust New York Corporation, BT Holdings New York and Bankers Trust Company are New York Corporations.
 BT Alex.Brown is a Delaware Corporation.  Alex.Brown
 Capital Advisory and Trust is a Maryland Corporation.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES       Bankers Trust New York
                    Corporation           1,222,200 shares
               Bankers Trust Company      1,243,502 shares
               BT Holdings New York          30,000 shares
               BT Alex.Brown                635,000 shares
               Alex.Brown Capital
                    Advisory and Trust          650 shares
                                          3,131,352
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY      Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company          2,000 shares
               BT Holdings New York               0 shares
               BT Alex.Brown                      0 shares
               Alex.Brown Capital
                    Advisory and Trust            0  shares
                                              2,000

CUSIP No. 450912100                     Page 3 of 11 Pages

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING      Bankers Trust New York
                    Corporation           1,222,200 shares
               Bankers Trust Company      1,803,457 shares
               BT Holdings New York          30,000 shares
               BT Alex.Brown                635,000 shares
               Alex.Brown Capital
                    Advisory and Trust          650 shares
                                          3,691,307
PERSON        8. SHARED DISPOSITIVE POWER
  WITH         Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company          9,866 shares
               BT Holdings New York               0 shares
               BT Alex.Brown                      0 shares
               Alex.Brown Capital
                    Advisory and Trust            0 shares
                                              9,866

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               Bankers Trust New York
                    Corporation           1,222,200 shares
               Bankers Trust Company      1,813,323 shares
               BT Holdings New York          30,000 shares
               BT Alex.Brown                635,000 shares
               Alex.Brown Capital
                    Advisory and Trust          650 shares
                                          3,701,173


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [ ]







CUSIP No. 450912100                    Page 4 of 11 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               Bankers Trust New York      1.04%
                    Corporation
               Bankers Trust Company       1.54%
               BT Holdings New York        0.03%
               BT Alex.Brown               0.54%
               Alex.Brown Capital
                    Advisory and Trust     0.00%
                                           3.15%


12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     BT Holdings New York - C
     Bankers Trust Company - BK
     BT Alex.Brown - BD
     Alex.Brown Capital & Advisory Trust - Bk



             DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE
     CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK
     CORPORATION OR BANKERS TRUST COMPANY, AS TRUSTEE (THE
     "BANK")  IS, FOR THE PURPOSE OF SECTION 13(g) OF THE
     SECURITIES AND EXCHANGE ACT OF 1934, OR FOR ANY OTHER
     PURPOSE, THE BENEFICIAL OWNER OF THE SECURITIES SET
FORTH IN ITEM 4(a)(ii) HEREOF.


Item 1(a)    NAME OF ISSUER:

             ITT Corporation

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

             1330 Avenue of the Americas
             New York, New York  10019


CUSIP No. 450912100                     Page 5 of 11 Pages

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation,its
             wholly-owned subsidiaries BT Holdings New York and Bankers Trust Company, as
             Trustee for various trusts and employee
             benefit plans, and investment advisor,
             and its indirect wholly owned subsidiaries:
             BT Alex.Brown and Alex.Brown Capital
Advisory and Trust

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Bankers Trust New York Corporation, BT
             Holdings New York Bankers Trust Company, and BT Alex.Brown

             130 Liberty Street
             New York, New York  10006

            For Alex.Brown Capital Advisory and Trust

            19 South Street
             Baltimore,  Maryland  21202

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation, BT Holdings
             New York and Bankers Trust Company are New York Corporations.

             BT Alex.Brown is a Delaware corporation.
             Alex.Brown Capital and Advisory and Trust is a Maryland Corporation.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (No Par Value) of ITT
             Corporation

Item 2(e)    CUSIP NUMBER:

             450912100
CUSIP No. 450912100                     Page 6 of 11 Pages

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.

             For BT Alex.Brown

      (a)    [X] Broker or dealer registered under Section
             15 of the Act.

             For Alex.Brown Capital Advisory and Trust

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.



Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

      As of December 31, 1997

      (I)      Bankers Trust New York
                    Corporation           1,222,200 shares
               Bankers Trust Company      1,813,323 shares
               BT Holdings New York          30,000 shares
               BT Alex.Brown                635,000 shares
               Alex.Brown Capital
                    Advisory and Trust          650 shares
                                          3,701,173

(ii)   Bankers Trust Company was also the record
owner of 4,956,353 shares as Trustee of
Companys various stock ownership plans
(Plan)with respect to which the bank
disclaims beneficial ownership.
CUSIP No. 450912100                       Page 7 of 11 Pages


The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all stockholders' meetings. The
Department of Labor has expressed the
view that, under certain circumstances,
ERISA may require the Trustee to vote
shares which are not allocated to
participants' accounts and unvoted shares.
Since, in the view of the Bank and Bankers
Trust New York Corporation, such voting
power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers
Trust New York Corporation hereby disclaim beneficial ownership of such securities.

     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which the Bankers Trust New York Corporation acknowledges beneficial ownership constitutes
          3.15% of the Issuers outstanding Common Stock.

          The common stock as to which the Bank and Bankers
          Trust Corporation disclaims beneficial ownership constitutes 4.23% of the Issuers outstanding
          Common Stock.




CUSIP No. 450912100                    Page 8 of 11 Pages

    (c)  Number of shares as to which the Bank has:


     (i)  sole power to vote or to direct the
            vote -
               Bankers Trust New York
                    Corporation           1,222,200 shares
               Bankers Trust Company      1,243,502 shares
               BT Holdings New York          30,000 shares
               BT Alex.Brown                635,000 shares
               Alex.Brown Capital
                    Advisory and Trust          650 shares
                                          3,131,352

     (ii)  shared power to vote or to direct the
             vote -
               Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company          2,000 shares
               BT Holdings New York               0 shares
               BT Alex.Brown                      0 shares
               Alex.Brown Capital
                    Advisory and Trust            0  shares
                                              2,000


     (iii) sole power to dispose or to direct the
             disposition of -
               Bankers Trust New York
                    Corporation           1,222,200 shares
               Bankers Trust Company      1,803,457 shares
               BT Holdings New York          30,000 shares
               BT Alex.Brown                635,000 shares
               Alex.Brown Capital
                    Advisory and Trust          650 shares
                                          3,691,307







CUSIP No. 450912100                    Page 9 of 11 Pages

     (iv) shared power to dispose or to direct the disposition of - Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company          9,866 shares
               BT Holdings New York               0 shares
               BT Alex.Brown                      0 shares
               Alex.Brown Capital
                    Advisory and Trust            0 shares
                                              9,866

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:
               The Issuer's Plan and various trusts, and employee benefit plans for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable




CUSIP No. 450912100                    Page 10 of 11 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1997

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company, as Trustee for various
            trusts, and employee benefit plans, and
            investment advisor.

By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



CUSIP No. 450912100                    Page 11 of 11 Pages


Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary





Signature:  Alex.Brown Capital Advisory and Trust


By:   /s/        Gregg Hawes
Name:            Gregg Hawes

Title:           Secretary


Signature:  BT Holdings (New York) Inc.


By:   /s/        Gordon S. Calder, Jr.
Name:            Gordon S. Calder, Jr.

Title:           Secretary






















                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Holdings New
York  is shown below:


             Bankers Trust New York Corporation
  _________________________________________________________
 |                                                        |
100%                                                     100%
|                                                         |
Bankers Trust Company                     BT Holdings New York

                      Exhibit to Item 7

      The  chain  of ownership from Bankers Trust  New  York
Corporation  to  BT  Alex.  Brown and  Alex.  Brown  Capital
Advisory and Trust is shown below:

             Bankers Trust New York Corporation
                              |
                              |
                            100%
                              |
                              |
                BT Alex.Brown Holdings Incorporated
                              |
     _________________________|________________
     |                                            |
     |                                            |
    100%                                        100%
     |                                            |
     |                                            |
Alex. Brown Financial Corporation      BT Alex. Brown Incorporated
     |
     |
    100%
     |
     |
Alex. Brown Asset Management Incorporated
     |
     |
    100%
     |
     |
Alex. Brown Capital Advisory and Trust Company